[redacted]

12027781

Received SEC

JUL 16 2012

Washington, DC 20549

No Act
PE 7/13/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

JUN 16 2012

Washington, DC 20549

July 16, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7/16/12

Lillian Tsu
Hogan Lovells US LLP
lillian.tsu@hoganlovells.com

Re: News Corporation

Dear Ms. Tsu:

This is in regard to your letter dated July 13, 2012 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in News Corporation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that News Corporation therefore withdraws its June 14, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Michael H. Crosby
Province of St. Joseph of the Capuchin Order
mikecrosby@aol.com

Hogan Lovells

Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com

July 13, 2012

VIA OVERNIGHT DELIVERY

SEC Division of Corporate Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re: News Corporation – Withdrawal of No Action Request Submitted Under Rules 14a-8(i)(7), 14a-8(i)(6) and 14a-8(i)(3)

Ladies and Gentlemen:

By letter dated June 14, 2012, News Corporation (the "Company") submitted a no action request pursuant to Rules 14a-8(i)(7), 14a-8(i)(6) and 14a-8(i)(3) concerning a stockholder proposal submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent").

The Company has been informed by electronic mail from the Proponent that the stockholder proposal has been withdrawn. A copy of the Proponent's correspondence by electronic mail is included with this submission as Exhibit A. **Based** on the Proponent's withdrawal of the proposal, the Company hereby withdraws its abovementioned no action request dated June 14, 2012.

By copy of this letter, the Company is notifying the Proponent that the Company has received its correspondence by electronic mail dated July 12, 2012 and accordingly withdraws its no action request.

If the Staff has any questions regarding this matter or requires additional information, please contact the undersigned at (212) 918-3599.

Sincerely,

Lillian Tsu
Hogan Lovells US LLP

Cc: Laura Cleveland, News Corporation
Rev. Michael H. Crosby

Exhibit A

From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Thursday, July 12, 2012 10:51 PM
To: Cleveland, Laura
Cc: Kanter, Lauren
Subject: Withdrawal of May 2, 2012 Shareholder Resolution

Dear Ms. Cleveland:
On May 2, 2012, as Corporate Responsibility Agent for my Province of St. Joseph of the Capuchin Order, I filed a shareholder resolution with News Corp on the issue of tobacco use in youth-friendly movies. Given the ongoing constructive engagement with me by the Company, I hereby withdraw the shareholder resolution I submitted to News Corp for its next annual meeting. If today you could inform the SEC that it need not rule in this matter because of this withdrawal, I would ask that you do so.
Sincerely,
Rev. Michael H. Crosby, OFMCap.
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order

Hogan
Lovells

Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

Rule 14a-8(i)(7)
Rule 14a-8(i)(6)
Rule 14a-8(i)(3)

June 14, 2012

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re: News Corporation – 2012 Annual Meeting Stockholder Proposal Submitted by the Province of St. Joseph of the Capuchin Order

Ladies and Gentleman:

This letter is to inform you that our client, News Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (together, the "Proposal") received from the Province of St. Joseph of the Capuchin Order (the "Proponent"). For the reasons set forth below, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits the Proposal in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(6) or Rule 14a-8(i)(3).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, pursuant to Rule 14a-8(j), we have enclosed herewith six (6) paper copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, through this letter, we are simultaneously informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal states:

> WHEREAS News Corp's Twentieth Century Fox division has a significant impact on the Corporation's earnings; however, such earnings may be jeopardized by implications related to the findings released in the March, 2012 Report of the U.S. Surgeon General on "Preventing Tobacco Use among Youth and Young Adults"
>
> RESOLVED: that shareholders request the Board of Directors to oversee the creation of a special Committee to study the U.S. Surgeon General's findings in order to determine if any movies with tobacco imagery made by our Company (with the exceptions noted above) should be rated "R" to avoid legal action by those who believe our Company has led [their] children to take up tobacco use. The Committee's findings shall be made public within six months of the Company's annual meeting.

A copy of the Proponent's cover letter and Proposal is attached to this letter as Exhibit A.

Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the day-to-day ordinary business operations of the Company, (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal or (iii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

Analysis

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits exclusion from the 2012 Proxy Materials of stockholder proposals relating to the Company's "ordinary business operations." If approved and implemented, the Proposal would require the Board to oversee a special committee study on whether "any movies with tobacco imagery made by our Company...should be rated "R." This is clearly related to the general operations of one of the Company's businesses and, therefore, is not an appropriate subject matter for a stockholder proposal.

In Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholder meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal is excludable because it seeks to regulate the content, sale, distribution or manner of presentation of tobacco products in the Company's films.

The Company is one of the world's largest producers and distributors of film and television entertainment. It engages in the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide. In 2011 alone, the Company's Filmed Entertainment division released 26 original movies for viewing in theaters, with certain titles distributed in more than 70 countries and in more than 40 languages. The nature, presentation and content of material in a film product are the result of collaborative efforts of many individuals, including writers, directors, actors, producers and Company executives. The success of each individual film project depends on the creative decisions made by these many participants. The extent to which tobacco products are depicted in any given film project is just one of the many decisions that must be made in producing a compelling story and is not the type of decision that is appropriate for stockholder consideration, as contemplated by the 1998 Release.

The Staff has consistently recognized that stockholder proposals seeking to regulate the content, sale, distribution or manner of presentation of tobacco products involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7) for companies not in the business of manufacturing tobacco products. Proposals substantially similar to the Proposal were submitted to *General Electric Company* (avail. January 10, 2005), *Time Warner Inc.* (avail. January 21, 2005) and *The Walt Disney Company* (avail. December 7, 2004). In each case, the supporting statements of the proposals described in detail the status of tobacco imagery in the company's films and cited a survey that concluded that moviegoers 6-17 years of age now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. Each proposal requested the board of directors to report to stockholders on "the impact on adolescent health arising from their exposure to smoking in movies" the company has released or distributed and "any plans to minimize such impacts in the future." In each case, the Staff concurred that the proposal could be omitted as related to ordinary business. *See also Time Warner Inc.* (avail. February 6, 2004) (proposal requesting "the formation of a committee to review data linking tobacco use by teens with tobacco use in youth-related movies" could be omitted as related to ordinary business); *The Walt Disney Company* (avail. November 10, 1997) (proposal for a "thorough and independent review" of the "ways tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking" could be omitted as related to ordinary business). All of the above-mentioned proposals focused on the impact of the content of the company's products and suggest modifications to that content. In light of the well-established precedent on this specific topic, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7).

The Proposal seeks to impose additional restrictions into the already complex mix of creative decisions that influence the content of material in a film product. If successful, the Proposal would require that "any movies with tobacco imagery made by our Company (with the exceptions noted [in the Proposal]) should be rated 'R.'" Films with an "R" rating generally would be restricted to mature audiences because theaters refuse admission to unaccompanied children. Consequently, these films might generate less revenue while other films which are rated G, PG and PG-13 are available to a broader audience and consequently have the potential to generate significantly more revenue. Accordingly, if the Proposal is successful, the Company's executives would face restrictions with regard to marketing and creative decisions when considering the content of each new film project. The Company believes that these decisions are fundamental to the executives' ability to manage the production of a film on a day-to-day basis and should not be subject to direct shareholder oversight.

The ordinary business of the Company includes the selection of the content and presentation of its film products, which may, from time to time, appeal in different ways to its many different audiences. To allow stockholder proposals to address individual product issue would subject each of the Company's many ordinary, day-to-day business decisions to scrutiny and veto by any person whose special interest or viewpoints, whether personal, financial or otherwise, were touched by a product resulting from that decision. Furthermore, it would allow stockholders to "micro-manage" the company by probing into matters of a complex nature that stockholders are not in a position to make an informed decision. The Company respectfully believes that its management team, not its stockholders, is best equipped to handle the various content decisions that are an integral part of the daily operations of its business.

The Proposal is excludable because it relates to the Company's legal function and thereby infringes on management's ability to run the Company on a day-to-day basis.

The Proposal's "whereas" clause claims that the Company's "earnings may be jeopardized by implications related to the findings released in the March, 2012 Report of the U.S. Surgeon General on "Preventing Tobacco Use Among Youth and Young Adults." The Proposal requests that the special committee study the U.S. Surgeon General's findings in order to determine if any movies with tobacco imagery made by our Company should be rated "R" "to avoid legal action by those who believe our Company has led [their] children to take up tobacco use." An assessment of whether the content of any of the Company's films exposes the Company to legal action relates to the Company's general legal function and is a task that is fundamental to management's ability to run a company on a day-to-day basis. To allow stockholder proposals to dictate actions that the Company must take in order to avoid possible future legal action would allow stockholders to "micro-manage" the company and invite stockholders to probe into matters that are too complex that the stockholders, as a group, would not be in a position to make an informed judgment.

The Staff consistently has recognized that stockholder proposals relating to a company's legal function infringe on management's ability to run the company on a day-to-day basis and, therefore, may be omitted from the company's proxy statement pursuant to Rule 14a-8(i)(7). *See, e.g. Johnson & Johnson* (Feb 22, 2010) (proposal requesting the company to verify the employment status of employees using specified procedures); *FedEx Corporation* (July 14, 2009) (proposal requesting an independent committee to report on compliance of the company and its contractors with laws governing classification of employees); *Verizon Communications Inc.* (Jan. 7, 2008) (proposal requesting that the board adopt policies to ensure the company and its contractors do not engage in illegal trespass actions and report on policies for preventing and handling illegal trespass incidents); *Ford Motor Company* (Mar. 19, 2007) (proposal requesting appointment of independent legal advisory commission to investigate alleged violations of law); *Bank of America Corporation* (Jan. 11, 2007) (proposal requesting creation of position to review whether the company adequately defends and upholds the economy and security of the U.S.); *The AES Corporation* (Jan. 9, 2007) (proposal requesting creation of oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Monsanto Corp* (Nov. 3, 2005) (proposal requesting establishment of oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); and *General Electric Company* (Jan. 4, 2005) (proposal requesting report detailing NBC's broadcast television stations' activities to meet public interest obligation).

The Proposal does not raise significant social policy because the Company creates films and does not manufacture tobacco products.

Previous Staff decisions have consistently allowed the exclusion of proposals dealing with the issue of smoking by companies that do not manufacture cigarettes. For example, in *Gannett Co., Inc.* (avail. Mar. 18, 1993), the proposal requested that the company (1) prepare a report regarding how cigarette advertisements on the company's billboards or newspapers were perceived by customers, and (2) research and evaluate what policies and practices the company could adopt to "ensure that cigarette advertisers adhere to their voluntary code of cigarette advertising." The company argued that the proposal related to Gannett's ordinary business operations because specific product-oriented advertising, such as tobacco products, constituted matters within the ordinary business of the company. Moreover, Gannett asserted that the proposal did not involve a significant social policy, as Gannett was a media company and not a cigarette manufacturer. The Staff concurred with the exclusion of the proposal as ordinary business in that it related to the nature, presentation and content of news and advertising. *See also Time Warner, Inc* (Jan. 18, 1996) (Staff concurrence with the exclusion under Rule 14a-8(c)(7) of a proposal requesting that the board voluntarily implement key elements of an FDA proposal relating to advertising for cigarettes and smokeless tobacco, on the basis that the proposal involved the nature, presentation and content of advertising).

As in the above situations, the Company is a media company and not a manufacturer of tobacco products. Similar to the above precedent, the Proposal does not raise a significant social policy, as it relates to one of many everyday operating decisions that the Company makes with respect to its film products. In this important respect, the Proposal is distinguishable from proposals regarding tobacco products that are submitted to tobacco companies, which the Staff has found typically raise significant social policy issues that preclude the application of Rule 14a-8(i)(7). *See, e.g. R.J. Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002) (Staff unable to concur with the omission of a proposal under Rule 14a-8(i)(7) relating to a request to include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information.)

The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks the Power and Authority To Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal "if the company would lack the power or authority to implement the proposal." The Proposal requests that the special committee determine if any movies with tobacco imagery made by our Company should be rated "R".

Neither the Company nor a special committee of the Company has the power or authority to determine if a film should be rated "R". Accordingly, the Proposal may be excluded under Rule 14a-8(i)(6).

Film ratings are assigned by the Ratings Board of the Motion Picture Association of America ("MPAA"). While the Company is one of the six major U.S. motion picture studios that is a member of the MPAA, neither the Company nor any other motion picture studio plays a role in the initial assignment of film ratings. Based on information provided on the website for the Classification and Rating Administration ("CARA"), a division of the MPAA that administers the MPAA film rating system, the current movie rating system originated in 1968 and is a voluntary system. (*Available at*: http://www.filmratings.com/filmRatings_Cara/#/home/ and attached as Exhibit B). MPAA member company studios agree to submit films for rating while members of the National Association of Theatre Owners ("NATO") agree to enforce the system by asking for identification and refusing admission to R-rated movies by unaccompanied children or to NC-17 movies by children whether or not accompanied. According to CARA's website:

> Movie ratings are determined by a full-time Board of eight to 13 parents. Raters have no prior film industry affiliation. And all share the common prerequisite experience of parenthood. Raters work for the Classification and Rating Administration, which operates independently by submittal fees it charges to rate films.

CARA's website further explains that members of the film industry may only be involved in the rating process when a filmmaker believes the Rating Board erred in its rating assessment and appeals the rating of the film, which is a rare occurrence. According to CARA's website, an appeal of a rating is reviewed by the Appeals Board which is made up of film executives, representatives of theater owners and home video retailers. However, the Appeals Board may only overturn a rating determined by the Rating Board if a two-thirds majority concludes that the rating is "clearly erroneous". Thus, the Appeals Board very rarely has influence over the rating of a film. CARA notes on its website that the Rating Board reviews 800-900 films each year and usually fewer than a dozen ratings are appealed. Of those, approximately one-third are overturned by the Appeals Board.

As described by the information provided by the CARA website, neither the Company nor the special committee has the power or authority to determine if any movies with tobacco imagery made by our Company should be rated "R" as required by the Proposal. While three executives of the Company currently serve as members of the Appeals Board, the role of these executives is limited to their three respective votes out of 40 in which a two-thirds majority is required to overrule a rating assigned by the Ratings Board. Furthermore, pursuant to the terms set forth in MPAA's Classification and Rating Rules (attached as Exhibit C) (the "MPAA Ratings Rules"), Company executives may not participate in any aspect of the appeal of the rating of a motion picture produced or distributed by the Company. *See e.g., Article IV, Section 2B of the MPAA Ratings Rules* (stating that "[n]o member of the Appeals Board may participate in any aspect of the appeal of the rating of a motion picture in which the member or any legal entity with which he or she is associated, or any affiliate of such an entity, has any interest.") Accordingly, the Company respectfully asserts that the Proposal is excludable under Rule 14a-8(i)(6).

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In this regard, the Staff has permitted the exclusion of stockholder proposals – just like the Proposal – that reference a particular report or set of guidelines when the proposal or supporting statement failed to include any reference to a description of the substantive provisions of the report or guidelines being recommended.

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon the implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

The Proposal requests that the special committee "study the U.S. Surgeon General's findings" in the March, 2012 Report of the U.S. Surgeon General (the "Report") on "Preventing Tobacco Use Among Youth and Young Adults." The Proposal is vague and indefinite because it does not adequately identify the "findings" that should be studied by the special committee. The Report is voluminous and highly complex and includes numerous findings. The Report consists of seven chapters containing over 1,350 pages of materials. (*Available at:* http://www.surgeongeneral.gov/library/reports/preventing-youth-tobacco-use/index.html). While the Proposal's supporting statement includes direct quotes from the Report, neither the Proposal nor its supporting statement reference with specificity what sections or pages of the Report include the "U.S. Surgeon General's findings" that should be studied by the special committee. Without any reference to the specific findings or sections of the Report, stockholders voting on the Proposal cannot understand the implications of the Proposal.

The Staff has permitted the exclusion of a variety of stockholder proposals that contain a general or uninformative reference to a particular report or set of guidelines when the proposal or supporting statement failed to include a description of the substantive provisions of the referenced report or guidelines. In *The Boeing Co.* (Feb. 5, 2010), the proposal requested that the company establish a committee to review and approve company actions that might affect human rights observance and provided that the committee "follow the Universal Declaration of Human Rights." The Staff concurred with the exclusion of the proposal as vague and indefinite where the proposal failed to adequately describe the requested disclosure standard. See also *Bank of America Corp.* (Feb 2, 2009) (concurring in the exclusion of a proposal requesting the standard of independence for an independent lead director to be the standard set by the Council of Institutional Investors, when the proposal failed to adequately describe that standard); *Johnson & Johnson* (Feb 7, 2003) (permitting the omission of a stockholder proposal requesting a report relating to the company's progress concerning the "Glass Ceiling Commission's" business recommendations as "vague and indefinite"); *Alcoa Inc.* (Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as "vague and indefinite"); *Kohl's Corp.* (Mar. 13, 2011) (concurring in the exclusion of a stockholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards"). Like the precedent cited above, the Proposal is excludable under Rule 14-8(i)(3) because it contains a reference to an external report without adequately citing the substantive provisions of the report that should be studied by the special committee.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff provides that it will not recommend enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(7), 14a-8(i)(6) or 14a-8(i)(3).

Should you have any questions regarding this matter or require any additional information, please do not hesitate to contact the undersigned at (212) 918-8270 or via email at amy.freed@hoganlovells.com or Lillian Tsu at (212) 918-3599 or via email at lillian.tsu@hoganlovells.com.

Sincerely,

Amy Bowerman Freed
Hogan Lovells US LLP

cc: Laura Cleveland, News Corporation
Reverend Michael H. Crosby, Province of St. Joseph of the Capuchin Order

Exhibit A

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

May 2, 2012

Rupert Murdoch, Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

Dear Mr. Murdoch:

In the past I have been at the annual meeting of News Corporation to raise with you the issue of smoking in the movies. I appreciate your concern. Subsequent to that I and my colleagues have had dialogues with representatives of the Company to address this concern and how it might impact your policy on the matter as well as consequent actions to ensure that young people not take up smoking because of watching this Company's movies. However, representatives of Twentieth Century Fox have not responded to my recent efforts to communicate. Thus the attached resolution.

The Province of St. Joseph of the Capuchin Order also has owned at least 200 shares of Class B News Corporation stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of this ownership dated May 2, 2012 under separate cover from our Custodian.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of shareholders of News Corporation. This is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope that the time between now and the AGM might find the kind of constructive dialogue with News Corporation representatives that would lead us to withdraw the resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

NEWS CORP

WHEREAS News Corp's Twentieth Century Fox division has a significant impact on the Corporation's earnings; however, such earnings may be jeopardized by implications related to the findings released in the March, 2012 Report of the U.S. Surgeon General on "Preventing Tobacco Use among Youth and Young Adults"

It unequivocally declares: "evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people." To support its conclusion, it states:

- Half of all movies for children under 13 contain scenes of tobacco use. "Movies overall continue to deliver billions of these images to adolescents."
- "Images of smoking in the entertainment media are a potentially powerful socializing force among adolescents
- "There is a strong dose-response relationship between the number of smoking depictions viewed by nonsmoking adolescents and the rate of initiation of smoking in that group."

In potentially damaging implications for our company, the Report declares that the role of marketing by the tobacco companies themselves, coupled with depictions of smoking in movies by companies like our own (i.e. Twentieth Century Fox), influence tobacco use among young people.

Such findings open the Company to possible legal challenges as well as reputational risk if it can be proved that our company knowingly made youth-friendly moves that have contributed to youth initiation of smoking. This possibility becomes a probability for potential litigants when the Report states: "The decision to include smoking in movies ultimately rests with the people who create the movies and the studios that pay for their production and distribution; any effort to affect when smoking is portrayed in movies and other entertainment media is logically focused on the production studios rather than on the tobacco industry."

The Report concludes: "Given the continuing varying performance among motion picture companies in reducing tobacco imager in youth-rated films, the World Health Organization (2009) and numerous public health and health professional organizations have recommended giving movies with tobacco incidents an R rating, with exceptions: those that portray a historical figure who smoked and those that portray the negative effects of tobacco" as a way to "further reduce exposures of young persons to onscreen tobacco incidents."

To show its willingness to address the key issues raised by the Surgeon General's Report and thus ensure shareholders that it is not risking the assets of the Company from challenges based on identifying our Company with activities that now have been proven to lead youth to initiate smoking:

RESOLVED: that shareholders request the Board of Directors to oversee the creation of a special Committee to study the U.S. Surgeon General's findings in order to determine if any movies with tobacco imagery made by our Company (with the exceptions noted above) should be rated "R" to avoid legal action by those who believe our Company has led [their] children to take up tobacco use. The Committee's findings shall be made public within six months of the Company's annual meeting.

charles **SCHWAB**

2423 E. Limcoln Drive
Phoenix, AZ 85306

May 10, 2012

Laura Cleveland
Secretary
News Corporation
1211 Avenue of the Americas
New York, NY 10036

Dear: Laura Cleveland

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1820 Mt. Elliot Ave. Detroit, Michigan 48207 held at least $ 2000.00 of The News Corp LTD. Shares with Cusip of 65248E203 as of May 2nd, 2012. The shareholder held the shares continuously through Charles Schwab & Company Inc. for over one year.

Charles Schwab & Company Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674